Filed Pursuant to Rule 424(b)(3)

File No. 333-106605

PROSPECTUS

7,502,942 Shares

PHOTOMEDEX, INC.

Common Stock

This prospectus relates to the public offering, which is not being underwritten, of 7,502,942 shares of our common stock, which is held by some of our current stockholders, or the selling stockholders.

The prices at which such selling stockholders may sell shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares.

Our common stock is quoted on the Nasdaq National Market System under the symbol “PHMD.” On July 7, 2003, the last reported sale price for the common stock was $2.33.

Investing in our common stock involves risks. See the sections entitled “Risk Factors” at page 3 of this prospectus and in the documents we file with the Securities and Exchange Commission that are incorporated by reference in this prospectus for certain risks and uncertainties that you should consider.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representations to the contrary are a criminal offense.

The date of this prospectus is July 8, 2003

No person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offering made hereby, and if given or made, such information or representations must not be relied upon as having been authorized by PhotoMedex, Inc., a Delaware corporation and its subsidiaries (referred in this prospectus as “we,” “us” or “our”), any stockholder or by any other person. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities covered by this prospectus, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not lawfully be made.

THE COMPANY

Overview of Our Business

We are engaged in the development, manufacturing and marketing of our proprietary XTRAC®, or XTRAC, excimer laser and fiber optic equipment and techniques directed toward the treatment of psoriasis, vitiligo, atopic dermatitis and leukoderma.

We currently believe that our technologies for our excimer laser and other surgical lasers provide the basis for reliable, cost-effective systems that will increasingly be used in connection with a variety of applications.

In connection with our current business plan, the initial medical applications for our excimer laser technology are intended for the treatment of psoriasis, vitiligo, atopic dermatitis and leukoderma. In January 2000, we received approval of our 510(k) submission from the Food and Drug Administration, or FDA, relating to the use of our XTRAC system for the treatment of psoriasis. The 510(k) establishes that our XTRAC system has been determined to be substantially equivalent to currently marketed devices for purposes of treating psoriasis.

In February 2002, the Current Procedural Terminology (or CPT) Editorial Board of the American Medical Association, or AMA, approved the request by the American Academy of Dermatology to issue reimbursement codes for laser therapies in the treatment of psoriasis and other inflammatory diseases, which would include laser therapy using the XTRAC system to treat such conditions. The AMA published three CPT code numbers covering the treatment of psoriasis and other inflammatory skin diseases with the XTRAC system. These new codes became effective in the first quarter of 2003. We believe that the publication of these codes will facilitate our ability to obtain broader approvals for reimbursement for treatment of psoriasis and other inflammatory skin diseases using the XTRAC system.

As part of our commercialization strategy in the United States, we are providing the XTRAC system to targeted dermatologists at no initial capital cost to them. We believe that this strategy will create incentives for these dermatologists to adopt the XTRAC system and will further market penetration. But this strategy has its own challenges, including how to identify and target appropriate dermatologists and how to balance the planned roll-out of our XTRAC lasers in 2003 against uncertainties in acceptance by physicians, patients and health plans and constraints on the number of XTRAC systems we are able to provide. Our marketing force has limited experience in dealing with such challenges. Outside of the United States, our strategy includes selling XTRAC systems directly to dermatologists through distributors and, potentially, placing XTRAC systems with dermatologists to provide us with a usage-based revenue stream.

On December 27, 2002, we acquired Surgical Laser Technologies, Inc., or SLT, through which we conduct the operations of our surgical laser systems products and surgical services. The preponderance of this business is in the southeastern part of the United States. New procedures and new geographies with new customers and different business habits and networks will likely pose different challenges than the ones we have encountered in the past. There can be no necessary assurance that our experience will be sufficient to overcome such challenges.

Our principal executive offices are located at 147 Keystone Drive, Montgomeryville, Pennsylvania 18936. Our telephone number is (215) 619-3600.

RISK FACTORS

Certain statements in this prospectus are “forward-looking statements.” These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements contained in this prospectus that are not historical facts. Forward-looking statements in this prospectus hereafter included in other publicly available documents filed with the Securities and Exchange Commission, or the Commission, reports to our stockholders and other publicly available statements issued or released by us involve known and unknown risks, uncertainties and other factors which could cause our actual results, performance (financial or operating) or achievements to differ from the future results, performance (financial or operating) or achievements expressed or implied by such forward-looking statements. Such future results are based upon management’s best estimates, current market conditions and the most recent results of operations. When used in this prospectus, the words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate” and similar expressions are generally intended to identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including our plans, objectives, expectations and intentions and other factors discussed in the risk factors, described below.

Our securities are highly speculative and involve a high degree of risk. Only investors who can afford the loss of their entire investment should make an investment in these securities. In addition to the factors set forth elsewhere in this prospectus, prospective investors should give careful consideration to the following risk factors in evaluating us and our business before purchasing our securities.

There is a limited public market for our common stock. Persons who may own or intend to purchase shares of common stock in any market where the common stock may trade should consider the following risk factors, together with other information contained elsewhere in our reports, proxy statements and other available public information, as filed with the Commission, prior to purchasing shares of our common stock.

We have a history of losses; we expect future losses and cannot assure you that we will become or remain profitable.

Historically, we have incurred significant losses and have had negative cash flows from our phototherapy operations. The surgical products and services business of SLT also generated losses in recent years. To date, we have dedicated most of our financial resources to research and development and general and administrative expenses and have only recently begun to market our XTRAC system for commercial sale and to generate revenues from its use by dermatologists. We have historically financed our activities through working capital provided from loans and the private placement of our debt and equity securities. As of March 31, 2003, our accumulated deficit was approximately $65.5 million.

Our future revenues and success depend significantly upon acceptance of our excimer laser systems for the treatment of psoriasis, vitiligo, atopic dermatitis and leukoderma. Our XTRAC system for the treatment of these conditions has just begun to generate revenues. Our future revenues and success also depend on the continued revenue growth of our surgical services business and revenue stability within our surgical products business. Our ability to introduce our new products and services successfully and the expected benefits to be obtained from these new products and services may be adversely affected by a number of factors, such as unforeseen costs and expenses, technological changes, economic downturns, competitive factors or other events beyond our control.

We expect to incur operating losses into fiscal 2003 because we plan to spend substantial amounts on the marketing of our psoriasis, vitiligo, atopic dermatitis and leukoderma treatment products and expansion of our operations, both in phototherapy and in surgical services. We cannot assure you that we will market any products successfully, operate profitably in the future, or that we will not require significant additional financing in order to accomplish our business plan.

We may need additional financing to maintain and expand our business, and such financing may not be available on favorable terms, if at all.

We have historically financed our operations through working capital provided from loans and the private placement of equity and debt securities. In May 2003, we raised approximately $10,170,000 of gross proceeds through a private placement of our securities. The net proceeds of that financing, together with our existing financial resources and any revenues from our phototherapy and surgical sales, distribution, licensing and manufacturing relationships, will be sufficient to meet our operating and capital requirements into the third quarter of 2004. The 2003 operating plan reflects anticipated revenue growth from an increase in per-treatment fees for use of the XTRAC system based on the recent approval of reimbursement codes and wider insurance coverage in the United States and significant costs savings from the integration of the combined companies. However, we may have to raise substantial additional capital thereafter if:

•	changes in our research and development plans cause unexpected large future expenditures; or

•	operating losses continue, if demand for our XTRAC system for the treatment of psoriasis, vitiligo, atopic dermatitis and leukoderma, or our surgical laser systems do not meet our current expectations; or

•	the integration of the operations of SLT into PhotoMedex, Inc. takes longer to complete or the cost savings from such integration do not meet current expectations; or

•	the geographic expansion of our surgical services is stymied by competition and revenue increases do not materialize; or

•	we do not maintain favorable momentum in the growth of our revenues.

If we need additional financing, we cannot assure you that it will be available on favorable terms, if at all. If we need funds and cannot raise them on acceptable terms, we may not be able to:

•	execute our growth plan for our XTRAC system and surgical services;

•	take advantage of future opportunities, including synergistic acquisitions;

•	expand our manufacturing facilities, if necessary, based on increased demand for our XTRAC system or other surgical products which may be introduced;

•	respond to customers and competition; or

•	remain in operation.

Our laser treatments of psoriasis, vitiligo, atopic dermatitis and leukoderma, our surgical laser products, and any of our future products or services may fail to gain market acceptance, which would adversely affect our competitive position.

No independent studies with regard to the feasibility of our proposed business plan have been conducted by ourselves or by any independent third parties with respect to our present and future business prospects and capital requirements. We have generated limited commercial distribution for our XTRAC system and our other products. Our surgical services may fail to gain market acceptance in new territories into which we expand, and our infrastructure to enable such expansion, though stronger than in the past, is still limited. Even if adequate financing is available and our products are ready for market, we cannot assure you that our products and services will find sufficient acceptance in the marketplace to fulfill our long and short-term goals. We cannot assure you that the marketplace will be receptive to our surgical services or our excimer laser technology over competing services and therapies or that a cure will not be found for the underlying diseases we assist in treating. Failure of our products and surgical services to achieve market acceptance would have a material adverse effect on our business, financial condition and results of operations.

While we have engaged in clinical studies for our psoriasis treatment, and based on these studies, we have gained FDA clearance, appropriate CPT codes for treatment and suitable reimbursement rates from the Centers for Medicare & Medicaid Services, or CMS, for those codes, we may face yet another hurdle to market acceptance if practitioners in significant numbers wait to see longer-term studies. We have not had sufficient time to observe the long-term effectiveness or potential side effects of our treatment system for psoriasis, or for vitiligo, atopic dermatitis or leukoderma.

Our success may depend on third-party reimbursement of patients’ costs for our XTRAC system, which could result in price pressure or reduced demand.

Our ability to market products successfully will depend in large part on the extent to which various third parties are willing to reimburse patients or providers for the costs of medical procedures utilizing our treatment products. These third parties include government authorities, private health insurers and other organizations, such as health maintenance organizations. Third-party payers are systematically challenging the prices charged for medical products and services. They may deny reimbursement if they determine that a prescribed device is not used in accordance with cost-effective treatment methods as determined by the payer, or is experimental, unnecessary or inappropriate. Accordingly, if less costly drugs or other treatments are available, third-party payers may not authorize or may limit reimbursement for the use of our products, even if our products are safer or more effective than the alternatives. Additionally, they may require changes to our pricing structure and revenue model before authorizing reimbursement.

To date, we have received reports that approximately 70 health plans in various states have paid for claims submitted by patients or their doctors for treatment of psoriasis utilizing the XTRAC system. We are now implementing a roll-out strategy for the XTRAC system in the United States. The success of the roll-out depends on more plans beginning to pay claims. We can give no assurance that any other health insurers will begin to pay claims or that currently reimbursing insurers will not adversely modify their reimbursement policies for the use of the XTRAC system in the future.

We have also received approval from eight insurers for reimbursement for treatment of vitiligo utilizing the XTRAC system. We intend to seek coverage and reimbursement for the use of the XTRAC system to treat atopic dermatitis or leukoderma, after additional clinical studies are completed. There can be no assurances that we will be in position to expand coverage for vitiligo or to seek reimbursement for the use of the XTRAC system to treat atopic dermatitis or leukoderma, or, if we do, that any health insurers will agree to any reimbursement policy.

Cost containment measures and any general healthcare reform could adversely affect our ability to market our products.

Cost containment measures instituted by healthcare providers and insurers and any general healthcare reform could affect our ability to receive revenue from the use of our XTRAC system or to market our surgical laser products and may have a material adverse effect on us. We cannot predict the effect of future legislation or regulation concerning the healthcare industry and third-party coverage and reimbursement on our business. In addition, fundamental reforms in the healthcare industry in the United States and the European Union, or EU, continue to be considered, although we cannot predict whether or when any healthcare reform proposals will be adopted and what impact such proposals might have on demand for our products.

The XTRAC system will continue to be the most promising product to be marketed by us. If physicians do not adopt the XTRAC system, we will not achieve anticipated revenue growth.

We commercially introduced the XTRAC system in August 2000, but decelerated that introduction while we sought appropriate CPT codes and suitable rates of reimbursement from CMS. Having obtained CPT codes and reimbursement rates from CMS for the CPT codes, we are now implementing a roll-out strategy for the XTRAC system in the United States. But to achieve increasing revenue, this product must also gain recognition and adoption by physicians who treat psoriasis and other skin disorders. The XTRAC system represents a significant departure from conventional psoriasis treatment methods. We believe that the recognition and adoption of XTRAC system would be expedited if there were long-term clinical data demonstrating that the XTRAC system provides an effective and attractive alternative to conventional means of treatment for psoriasis. Currently, however, there are only limited peer-reviewed clinical reports and short-term clinical follow-up data on the XTRAC system. Physicians are traditionally cautious in adopting new products and treatment practices, partially due to the anticipation of liability risks and partially due to uncertainty of third-party reimbursement. If physicians do not adopt the XTRAC system, we may never achieve significant revenues or profitability.

If the effectiveness and safety of our products are not supported by long-term data, our revenues could decline.

Our products may not be accepted if we do not produce clinical data supported by the independent efforts of clinicians. We received clearance from the FDA for the use of the XTRAC system to treat psoriasis based upon the study of a limited number of patients. Also, we have received clearance from the FDA for the use of the XTRAC system to treat vitiligo, atopic dermatitis and leukoderma based on equivalence. Safety and efficacy data presented to the FDA for the XTRAC system was based on studies on these patients. We may find that data from longer-term psoriasis patient follow-up studies may be inconsistent with those indicated by our relatively short-term data. If longer-term patient studies or clinical experience indicate that treatment with the XTRAC system does not provide patients with sustained benefits or that treatment with our product is less effective or less safe than our current data suggests, our revenues could decline. Further, we may find that our data is not substantiated in studies involving more patients, in which case we may never achieve significant revenues or profitability.

Any failure in our physician education efforts could significantly reduce product marketing.

It is important to the success of our marketing efforts to educate physicians and technicians in the techniques of using the XTRAC system. We rely on physicians to spend their time and money to attend our pre-sale educational sessions. Positive results using the XTRAC system are highly dependent upon proper physician and technician technique. If physicians and technicians use the XTRAC system improperly, they may have unsatisfactory patient outcomes or cause patient injury, which may give rise to negative publicity or lawsuits against us, any of which could have a material adverse effect on our revenue and profitability.

Similarly, it is important to our success that we educate and persuade hospitals, surgery centers and practitioners of the clinical and economic benefits of our surgical products and services. If we fail to educate and persuade our customers, we could suffer adversely in our revenues and our profitability.

Our success is dependent on intellectual property rights held by us, and our business will be adversely affected by direct competition if we are unable to protect these rights.

Our success will depend, in part, on our ability to maintain and defend our patents. However, we cannot give you assurance that the technologies and processes covered by all of our patents may not be found to be obvious or substantially similar to prior work, which could render these patents unenforceable. Without the protection of these patents, competitors may utilize our technology to commercialize their own laser systems for the treatment of skin conditions and for use in contact laser surgery.

Trade secrets and other proprietary information which are not protected by patents are also critical to our business. We attempt to protect our trade secrets by entering into confidentiality agreements with third parties, employees and consultants. However, these agreements can be breached and, if they are, there may not be an adequate remedy available to us. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and even if we prevail in litigation, third parties may independently discover trade secrets and proprietary information that allow them to develop technologies and products that are substantially equivalent or superior to our own. Without the protection afforded by our patent, trade secret and proprietary information rights, we may face direct competition from others commercializing their products using our technology and that could have a material adverse effect on our business.

Defending against intellectual property infringement claims could be time-consuming and expensive, and if we are not successful, could cause substantial expenses and disrupt our business.

We cannot be sure that the products, services, technologies and advertising we employ in our business do not or will not infringe valid patents, trademarks, copyrights or other intellectual property rights held by third parties. We may be subject in the ordinary course of our business to legal proceedings and claims from time to time relating to the intellectual property of others. Any legal action against us claiming damages or seeking to enjoin commercial activities relating to the affected products or our methods or processes could have a material adverse effect on our business by:

•	requiring us, or our collaborators, to obtain a license to continue to use, manufacture or market the affected products, methods or processes, and such a license may not be available on commercially reasonable terms, if at all;

•	preventing us from making, using or selling the subject matter claimed in patents held by others and subject us to potential liability for damages;

•	consuming a substantial portion of our managerial and financial resources; or

•	resulting in litigation or administrative proceedings that may be costly, whether we win or lose.

We may not be able to protect our intellectual property rights outside the United States.

Intellectual property law outside the United States is uncertain and in many countries is currently undergoing review and revision. The laws of some countries do not protect our intellectual property rights to the same extent as laws in the United States. It may be necessary or useful for us to participate in proceedings to determine the validity of our, or our competitors’, foreign intellectual property rights, which could result in substantial cost and divert our efforts and attention from other aspects of our business. If we are unable to defend our intellectual property rights internationally, we may face increased competition outside the United States, which could materially adversely affect our future business, operating results and financial condition.

Our failure to obtain or maintain necessary FDA clearances or approvals could hurt our ability to distribute and market our products in the United States.

Our products are considered medical devices and are subject to extensive regulation in the United States and in foreign countries where we intend to do business. Unless an exemption applies, each medical device that we wish to market in the United States must first receive either 510(k) clearance or pre-market approval from the FDA. Either process can be lengthy and expensive. The FDA’s 510(k) clearance process may take from four to twelve months, or longer. The pre-market application approval process is much more costly, lengthy and uncertain. It may take one to three years or even longer. Delays in obtaining regulatory clearance or approval could adversely affect our revenues and profitability.

Although we have obtained 510(k) clearances for our XTRAC system for use in treating psoriasis, vitiligo, atopic dermatitis and leukoderma, and 510(k) clearances for our surgical products, our clearances can be revoked if post-marketing data demonstrates safety issues or lack of effectiveness. Further, more stringent regulatory requirements and/or safety and quality standards may be issued in the future with an adverse effect on our business. Although we believe that we are in compliance with all material applicable regulations of the FDA, current regulations depend heavily on administrative interpretation. Future interpretations made by the FDA or other regulatory bodies, with possible retroactive effect, may vary from current interpretations and may adversely affect our business.

Even if we obtain the necessary regulatory approvals for our phototherapy products from foreign governments, market acceptance in international markets may depend on third party reimbursement of participants’ costs.

As of the date of this prospectus, we have introduced our XTRAC system through our distributors and to end users into markets in approximately 26 countries in Europe, the Middle East, the Far East and Southeast Asia, and in Australia, South Africa and parts of Central and South America. We intend to expand the number of countries in these markets where we distribute our products. We cannot be certain that our distributors will be successful in marketing XTRAC systems in these or other countries or that our distributors will purchase more than their contractual obligations. Even if we obtain the necessary foreign regulatory registrations or approvals, market acceptance of our products in international markets may be dependent, in part, upon the availability of reimbursement within applicable healthcare payment systems. Reimbursement and healthcare payment systems in international markets vary significantly by country, and include both government-sponsored healthcare and private insurance. Although we intend to seek international reimbursement approvals for our products, we cannot assure you that any such approvals will be obtained in a timely manner, if at all. Failure to receive international reimbursement approvals in any given market could have a material adverse effect on the acceptance of our products in that market or others.

We have limited marketing experience, and our failure to build and manage our marketing force or to market and distribute our products effectively will hurt our revenues and profits.

We have limited marketing experience. We currently rely on six direct account representatives to market our XTRAC system in the United States. We had reduced our domestic sales and marketing team, while we awaited the establishment of CPT codes applicable to treatments using the XTRAC system, and also reimbursement rates applicable to those codes. Although we now have the CPT codes and reimbursement rates set by CMS, and a number of private health care plans have, in consequence, adopted the CPT codes and established reimbursement rates for them, it is critical that these codes be recognized and approved for suitable reimbursement by private health care plans. We must achieve these additional approvals and expand our marketing team over the next 20-24 months in order to achieve our market share and revenue growth goals. Since we have only recently re-launched the XTRAC system, our personnel have limited experience marketing the product, and we cannot predict how successful they will be in their marketing efforts.

In similar fashion, we cannot predict how successful we may be in expanding our surgical services in other parts of the United States, nor can we predict the success of new surgical products that we may introduce.

There are significant risks involved in building and managing our marketing force and marketing our products, including our ability:

•	to hire, as needed, a sufficient number of qualified marketing people with the skills and understanding to market the XTRAC system and our surgical products and services effectively;

•	to adequately train our marketing force in the use and benefits of our products and services, making them more effective promoters; and

•	to set the prices for our surgical services and treatments using an XTRAC system so that they will be accepted as attractive alternatives to conventional service modalities and treatments.

We have limited experience manufacturing our products in commercial quantities, which could adversely impact the rate at which we grow.

We may encounter difficulties manufacturing our products for the following reasons:

•	we have limited experience manufacturing our products in commercial quantities; and

•	we will, in order to increase our manufacturing output significantly, have to attract and retain qualified employees, who are in short supply, for assembly and testing operations.

Although we believe that our current manufacturing facilities are adequate to support our commercial manufacturing activities for the foreseeable future, we may be required to expand our manufacturing facilities to increase capacity substantially. If we are unable to provide customers with high-quality products in a timely manner, we may not be able to achieve market acceptance for our XTRAC system or to achieve the benefits of vertical integration in the delivery of our surgical services. Our inability to manufacture or commercialize our devices successfully could have a material adverse effect on our revenue.

We may have difficulty managing our growth.

We expect to experience significant growth in the number of our employees and customers and the scope of our operations, independent of the integration of the employees and customers obtained through the acquisition of SLT. This growth may place a significant strain on our management and operations. Our ability to manage this growth will depend upon our ability to broaden our management team and our ability to attract, hire and retain skilled employees. Our success will also depend on the ability of our officers and key employees to continue to implement and improve our operational and other systems, to manage multiple, concurrent customer relationships and to hire, train and manage our employees. Our future success is heavily dependent upon growth and acceptance of new products. If we cannot scale our business appropriately or otherwise adapt to anticipated growth and new product introductions, a key part of our strategy may not be successful.

The XTRAC system and laser systems we manufacture for surgery require specific component parts that may not be readily available or cost effective, which may adversely affect our competitive position or profitability.

Production of our XTRAC system requires specific component parts obtained from our suppliers. Production of our surgical laser systems requires some component parts that will become harder to procure, as the design of the systems ages. In the event that our suppliers cannot meet our needs, we believe that we could find alternative suppliers. However, a change in suppliers or any significant delay in our ability to have access to such resources would have a material adverse effect on our delivery schedules, business, operating results and financial condition.

Our failure to respond to rapid changes in technology and its applications and intense competition in the medical devices industry or the development of a cure for skin conditions treated by our products could make our treatment system obsolete.

The medical devices industry is subject to rapid and substantial technological development and product innovations. To be successful, we must respond to new developments in technology, new applications of existing technology and new treatment methods. We compete against numerous companies offering alternative treatment systems to ours, some of which have greater financial, marketing and technical resources to utilize in pursuing technological development and new treatment methods. Our financial condition and operating results could be adversely affected if our medical device products fail to compete favorably with these technological developments, or if we fail to be responsive on a timely and effective basis to competitors’ new devices, applications, treatments or price strategies. The development of a cure for psoriasis, vitiligo, atopic dermatitis or leukoderma would eliminate the need for our XTRAC system for these diseases and would require us to focus on other uses of our technology, which would have a material adverse effect on our business.

We do not have a strategic partner to develop and market our TMR products.

In August 1997, we entered into an agreement with Edwards LifeSciences Corporation, or Edwards. Under the terms of this agreement, we granted Edwards exclusive worldwide rights to sell our modified excimer laser and associated disposable products, known as the AL5000M, for the treatment of cardiovascular and vascular disease using the surgical procedure known as transmyocardial revascularization, or TMR. Under the terms of the agreement, Edwards had agreed, among other things, to:

•	absorb many of the significant expenses of bringing our TMR products to market;

•	fund the total cost of obtaining regulatory approvals worldwide for the use of the AL5000M for the treatment of cardiovascular and vascular disease; and

•	fund all sales and marketing costs related to the introduction and marketing of the AL5000M to treat cardiovascular and vascular disease.

In September 1997, Edwards purchased from LaserSight Inc., or LaserSight, rights to related patents for the use of an excimer laser to ablate tissue in vascular and cardiovascular applications for $4,000,000. The ablation technology underlying the patents had been successfully used in other applications for many years. In December 1997, we reimbursed Edwards for the $4,000,000 purchase price of the rights from LaserSight. Under the terms of the agreement with Edwards, we obtained a license to manufacture excimer laser and related products for use in cardiovascular procedures using such technology in connection with the agreement with Edwards. We recorded a license fee for the $4,000,000 cash payment to Edwards.

Our strategic relationship with Edwards has terminated, which termination is the subject of certain disputes between Edwards and us. We no longer have a strategic partner to develop and market our TMR system. We do not have sufficient financial resources to conduct the necessary human clinical trials to commercialize the application of the AL5000M for TMR. If we intend to continue to try to bring our AL5000M to market, we will have to seek out other parties for the purpose of financing the conduct of human clinical trials that otherwise would have been paid for by Edwards. We believe that third parties may have an economic incentive to provide such assistance due to the fact that we believe that the AL5000M is technically superior and less expensive than lasers from other manufacturers used for the same medical applications. However, we cannot assure you that we will be able to find another alliance in connection with our AL5000M and even, if we do so, that such alliance will be on terms as favorable as those of the alliance we had with Edwards.

In late January 2001, we learned that on November 10, 2000, Edwards and LaserSight granted a non-exclusive sublicense of the LaserSight license to Spectranetics, Inc., or Spectranetics, without our consent. We believe that the grant of this sublicense violated certain agreements between Edwards and us. We are currently evaluating what measures we should take in connection with these actions by Edwards. We believe that this action by Edwards, if not reversed, may restrict our ability to protect products that we had developed in the cardiovascular field from competition by Spectranetics and others.

We have been evaluating various alternatives for exploiting the license with Edwards. During the fourth quarter of 2001, we completed our evaluation. We concluded that the projected undiscounted cash flows expected to be derived from this license are less than the carrying value of the license. We also concluded that any operations relating to this license would generate negative cash flows over the next several years due to the additional costs that would need to be incurred to further develop and market products based on this technology. Accordingly, we recorded an impairment charge in the fourth quarter of 2001 of approximately $2,000,000 associated with the remaining unamortized portion of the licensing asset which we recorded for the $4,000,000 reimbursement paid to Edwards.

Our products may be found defective or physicians and technicians may misuse our products and damages may exceed our insurance coverage.

One or more of our products may be found to be defective after they have been shipped in volume, and require product replacement. Product returns and the potential need to remedy defects or provide replacement products or parts could result in substantial costs and have a material adverse effect on our business and results of operations. The clinical testing, manufacturing, marketing and use of our products and procedures may also expose us to product liability claims. In addition, the fact that we train technicians whom we do not supervise in the use of our XTRAC system and the fact that we train and provide our technicians as part of our surgical services business may expose us to third party claims if such training is found to have been inadequate or if a technician errs in the application of the training. We presently maintain liability insurance with coverage limits of at least $5,000,000 per occurrence. We cannot assure you that the coverage limits of our insurance policies are adequate or that one or more successful claims brought against us would not have a material adverse effect upon our business, financial condition and results of operations.

If we use hazardous materials in a manner that causes injury or violates laws, our business and operations may suffer.

Our XTRAC system utilizes a xenon chloride gas mixture under high pressure, which is extremely corrosive. While methods for proper disposal and handling of this gas are well-known, we cannot completely eliminate the risk of accidental contamination, which could cause:

•	an interruption of our research and development efforts;

•	injury to our employees, physicians, technicians or patients which could result in the payment of damages; or

•	liabilities under federal, state and local laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products.

From time to time, customers return to us surgical products that appear not to have performed to specification. Such products must be decontaminated before being returned to us. If they are not, our employees may be exposed to dangerous diseases.

We depend on our executive officers and key personnel to implement our business strategy and could be harmed by the loss of their services.

We believe that our growth and future success will depend in large part upon the skills of our management and technical team. The competition for qualified personnel in the laser industry is intense, and the loss of our key personnel or an inability to continue to attract, retain and motivate key personnel could adversely affect our business. We cannot assure you that we will be able to retain our existing key personnel or to attract additional qualified personnel. We do not have key-person life insurance on any of our employees.

Our success depends in part upon the continued service and performance of:

•	Jeffrey F. O’Donnell, President and Chief Executive Officer;

•	Dennis M. McGrath, Chief Financial Officer; and

•	Michael R. Stewart, Executive Vice President of Corporate Operations

Although we have employment agreements with Mr. O’Donnell, Mr. McGrath and Mr. Stewart, the loss of the services of one or more of our executive officers could impair our ability to develop and introduce our new products.

Delaware law has anti-takeover provisions that could delay or prevent actual and potential changes in control, even if they would benefit stockholders.

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a business combination between a corporation and an “interested stockholder” within three years of the stockholder becoming an interested stockholder, except in limited circumstances.

Potential fluctuations in our operating results could lead to fluctuations in the market price for our common stock.

Our results of operations are expected to fluctuate significantly from quarter to quarter, depending upon numerous factors, including:

•	healthcare reform and reimbursement policies;

•	demand for our products;

•	changes in our pricing policies or those of our competitors;

•	increases in our manufacturing costs;

•	the number, timing and significance of product enhancements and new product announcements by ourselves and our competitors;

•	our ability to develop, introduce and market new and enhanced versions of our products on a timely basis considering, among other things, delays associated with the FDA and other regulatory approval processes and the timing and results of future clinical trials; and

•	product quality problems, personnel changes, and changes in our business strategy.

Our quarter to quarter operating results could also be affected by the timing and usage of individual laser units in the treatment of patients, since our revenue model for the excimer laser system for the treatment of psoriasis patients and for our surgical services is based on a payment per usage plan.

Our stock price has been and continues to be volatile.

The market price for our common stock could fluctuate due to various factors. These factors include:

•	acquisition-related announcements;

•	announcements by us or our competitors of new contracts, technological innovations or new products;

•	changes in government regulations;

•	fluctuations in our quarterly and annual operating results; and

•	general market conditions.

In addition, the stock markets have, in recent years, experienced significant price fluctuations. These fluctuations often have been unrelated to the operating performance of the specific companies whose stock is traded. Market fluctuations, as well as economic conditions, have adversely affected, and may continue to adversely affect, the market price of our common stock.

Our ability to pay dividends on our common stock may be limited.

We do not expect to pay any cash dividends in the foreseeable future. We intend to retain earnings, if any, to provide funds for the expansion of our business.

Limitations on director liability may discourage stockholders from bringing suit against a director.

Our certificate of incorporation provides, as permitted by governing Delaware law, that a director shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, with certain exceptions. These provisions may discourage stockholders from bringing suit against a director for breach of fiduciary duty and may reduce the likelihood of derivative litigation brought by stockholders on our behalf against a director. In addition, our certificate of incorporation and bylaws provide for mandatory indemnification of directors and officers to the fullest extent permitted by Delaware law.

In 1997, prior management entered into a Settlement Order with the Commission regarding certain events, which may adversely affect our ability to conduct financing in the future.

In 1997, as a result of certain alleged securities law violations in 1992 and early 1993 under prior management, we entered into a Settlement Order with the Commission, in which we consented to the entry of an order finding that prior management had violated the securities laws and ordering prior management to cease and desist from any future securities law violations. Although the events at issue occurred prior to the installation of our current management team, we cannot assure you that the Settlement Order will not have an adverse effect on our ability to obtain financing in the future.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the Securities and Exchange Commission, or the Commission, under the Securities Act of 1933, as amended, or the Securities Act, with respect to the shares of common stock offered hereby, together with any amendments, exhibits and schedules. This prospectus does not contain all of the information contained in the registration statement on Form S-3, certain portions of which we have omitted as permitted by the rules and regulations of the Commission. For further information concerning us and the shares offered hereby, please refer to the registration statement on Form S-3. You may inspect the registration statement without charge at the Commission’s principal office in Washington,

D.C., and you may obtain copies of all or any part of the registration statement from the Public Reference Room of the Commission, Washington, D.C., 20549, upon payment of prescribed fees.

We are a reporting company and file annual, quarterly and special reports, proxy statements and other information with the Commission. You may inspect and copy these materials at the Public Reference Room maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for more information on the Public Reference Room. You can also find our Commission filings at the Commission’s website at www.sec.gov. You may also inspect reports and other information concerning us at the offices of the Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006.

Any documents we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, after the date of this prospectus, but before the end of this offering, will be deemed to be incorporated by reference.

The Commission allows us to incorporate by reference information into this prospectus, which means we can disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is considered to be part of this prospectus, except for any information superseded by information in this prospectus. This prospectus incorporates by reference the documents listed below, which we have previously filed with the Commission. These documents contain important information about us, our business and our finances:

•	Annual Report on Form 10-K, and as amended on Form 10-K/A, for the year ended December 31, 2002.

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2003.

•	The description of our common stock contained in our registration statements filed under the Exchange Act, including any amendments or reports filed for the purpose of updating such descriptions.

If you request, either orally or in writing, we will provide to you a copy of any or all documents which are incorporated by reference. We will provide these documents to you free of charge, but will not include any exhibits, unless those exhibits are incorporated by reference into the document. You should address written requests for documents to: PhotoMedex, Inc., Attn: Davis Woodward, General Counsel, 147 Keystone Drive, Montgomeryville, Pennsylvania 18936, (215) 619-3600.

You should rely only on the information incorporated by reference or provided in this prospectus or the prospectus supplement. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the document.

PLAN OF DISTRIBUTION

We are registering all 7,502,942 shares on behalf of certain selling stockholders. We originally issued:

•	5,982,352 shares issued in the name of certain of the selling stockholders,

•	1,495,590 shares underlying certain warrants issued in the name of certain of the selling stockholders (none of which have previously been exercised); and

•	25,000 shares underlying certain options issued in the name of certain of the selling stockholders (none of which have previously been exercised);

We will receive no proceeds from this offering. However, we may receive gross proceeds of up to an additional $3,098,930 upon exercise of the unexercised warrants and options. The net proceeds, if any, from such transactions have been and will be used for working capital and general corporate purposes.

As used herein, the tem “selling stockholders” includes the selling stockholders named in the table below or their pledgees, donees, transferees or other successors-in-interest, selling shares received from a named selling stockholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus. The selling stockholders may sell shares from time to time and may also decide not to sell all the shares they are allowed to sell under this prospectus. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current price, or in negotiated transactions. The selling stockholders may effect such transactions by selling the shares to or through broker-dealers. The shares may be sold by one or more of, or a combination of, the following:

•	a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction,

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus,

•	an exchange distribution in accordance with the rules of such exchange,

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers, and

•	in privately negotiated transactions.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales.

The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In such transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with selling stockholders. The selling stockholders also may sell shares short and redeliver the shares to close out such short positions. The selling stockholders may enter into option or other transactions with broker-dealers, which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default, the broker-dealer may sell the pledged shares pursuant to this prospectus.

Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for which they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act in connection with sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus, which qualify for sale pursuant to Rule 144 promulgated under the Securities Act, may be sold under Rule 144 rather than pursuant to this prospectus. There is no underwriter or coordinating broker acting in connection with the sale of shares by selling stockholders.

The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, each selling stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. We will make copies of this prospectus available to the selling stockholders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

We will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, upon being notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. Such supplement will disclose:

•	the name of each such selling stockholder and of the participating broker-dealer(s),

•	the number of shares involved,

•	the price at which such shares were sold,

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable,

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

•	other facts material to the transaction.

We will bear all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. The selling stockholders have agreed to indemnify certain persons, including broker-dealers, against certain liabilities in connection with the offer of the shares, including certain liabilities arising under the Securities Act.

SELLING STOCKHOLDERS

The following table sets forth certain information regarding the selling stockholders and the number of shares which have been issued to the selling stockholders and shares, which may be issued upon exercise of the related warrants and options, as the case may be, and registered on behalf of each of the selling stockholders. Except as set forth below in the table and related footnotes, none of the selling stockholders has had a material relationship with us within the past three years other than as a result of the ownership of our shares or other securities. No estimate can be given as to the amount of shares that will be held by the selling stockholders after completion of this offering because the selling stockholders may offer all or some of the shares and because there currently are no agreements, arrangements or understandings with respect to the sale of any of the shares. The shares offered by this prospectus may be offered from time to time by the selling stockholders named below:

Selling Stockholders	Shares	Shares Underlying Warrants or Options	Total Shares(1)
CLSP, L.P. (2)	614,595	153,649	768,244
CLSP II, L.P. (2)	471,299	117,825	589,124
CLSP SBS/I, L.P. (2)	230,613	57,653	288,266
CLSP SBS/II, L.P. (2)	79,347	19,837	99,184
CLSP Overseas, Ltd. (2)	368,852	92,213	461,065
Corsair Capital Partners, L.P. (3)	1,391,176	347,794	1,738,970
Corsair Long Short International, Ltd. (3)	50,000	12,500	62,500
Neptune Partners, L.P. (3)	323,529	80,882	404,411
Amir L. Ecker (4)	30,000	7,500	37,500
The Ecker Family Partnership (4)	15,000	3,750	18,750
Carolyn Wittenbraker (5)	15,000	3,750	18,750
Richard A. Jacoby (6)	30,000	7,500	37,500
Joseph G. Sprague (7)	20,000	5,000	25,000
Neil Sukonik (8)	30,000	7,500	37,500
Sukonik Realty, LP (8)	30,000	7,500	37,500
Ursus Capital, LP (9)	86,210	21,553	107,763
Ursus Offshore, Ltd. (9)	86,210	21,553	107,763
CDC Derivative, Inc. (10)	500,000	125,000	625,000
Southwell Partners L.P. (11)	401,580	100,395	501,975
Porter Partners, L.P. (12)	100,000	25,000	125,000
Wardenclyff Micro-Cap Fund, L.P (13)	58,823	14,706	73,529
Lynda Claytor (14)	60,000	15,000	75,000
Anthony Hitschler (14)	300,000	75,000	375,000
Bonanza Master Fund, Ltd.	294,118	73,530	367,648
Fred T. Brumbaugh	60,000	15,000	75,000
Selwyn Partners L.P.	50,000	12,500	62,500
Senvest Master Fund L.P.	118,000	29,500	147,500
Senvest International LLC	118,000	29,500	147,500
305 Investments, LP	10,000	2,500	12,500
Richard C. Walling, Jr.	10,000	2,500	12,500
Express Marine, Inc.	5,000	1,250	6,250
Bruhar Investments, Ltd.	10,000	2,500	12,500

Selling Stockholders	Shares	Shares Underlying Warrants or Options	Total Shares(1)
Richard A. Hansen	0	25,000	25,000
Robert G. Somers, M.D.	15,000	3,750	18,750

TOTAL	5,982,352	1,520,590	7,502,942

(1)	The number of shares indicated in the table reflects the number of shares and shares underlying warrants or options, as the case may be, which remain the subject of this prospectus with respect to each of the selling stockholders, as of the date of this prospectus. The footnotes set forth below related to the table indicate certain additional information regarding the beneficial ownership of our common stock, as of the date of this prospectus, by certain of the selling stockholders. Where percentage of beneficial ownership of a selling stockholder is indicated below in the footnotes to the table, beneficial ownership is determined in accordance with the rules of the Commission. Shares of common stock subject to warrants or options currently exercisable or exercisable within 60 days of July 8, 2003, are deemed outstanding for computing the percentage ownership of the stockholder holding the options or warrants, but are not deemed outstanding for computing the percentage ownership of any other stockholder. The warrants which relate to certain of the shares registered in this prospectus will not be exercisable until November 28, 2003, and therefore, may not be deemed to beneficially owned by any of the warrantholders for purposes of the rules of the Commission, as of the date of this prospectus. Unless otherwise indicated in the footnotes to this table, we believe stockholders named in the table: (i) as of the date of this prospectus and, after this offering will, assuming the sale of all of the shares registered in this prospectus, beneficially own less than 1% of the issued and outstanding common stock and the number of shares indicated in such footnotes as being beneficially owned by such stockholders, (ii) after this offering will, assuming the sale of all of the shares registered in this prospectus, beneficially own the number of shares indicated in such footnotes as being beneficially owned by such stockholders and not registered in this prospectus, (iii) do not beneficially own any shares of common stock other than the shares registered in this prospectus, and (iv) have sole voting and sole investment power with respect to the shares set forth opposite such stockholder’s name. Percentage of ownership is based on 37,422,868 shares of common stock outstanding as of July 8, 2003.

(2)	CLSP, L.P., CLSP II, L.P., CLSP/SBS I, L.P. and CLSP/SBS II, L.P. (the “CLSP Partnerships”) are each private investment partnerships, the sole general partner of which is Cooper Hill Partners, LLC. As the sole general partner of the CLSP Partnerships, Cooper Hill Partners, LLC has the power to vote and dispose of those shares of common stock held by each of the CLSP Partnerships and, accordingly, may be deemed to be the beneficial owner of such shares. Pursuant to an investment advisory contract, Cooper Hill Partners, L.P. has the power to vote and dispose of those shares of common stock held by CLSP Overseas, Ltd. and, accordingly, may be deemed to be the beneficial owner of such shares. Cooper Hill Partners, LLC and Cooper Hill Partners, L.P. are under common control. As of July 8, 2003, the CLSP Partnerships and CLSP Overseas, Ltd. (collectively, the “Cooper Hill Entities”) disclaimed beneficial ownership of the shares of common stock underlying the warrants to purchase up to 441,177 shares of common stock held in the aggregate by the Cooper Hill Entities, in pertinent part, on the basis that none of the warrants may be exercised until November 28, 2003, and, therefore, as of July 8, 2003, none of the shares underlying such warrants may be deemed to be beneficially owned by the Cooper Hill Entities, as described in Footnote 1 above. Accordingly, as of July 8, 2003, the Cooper Hill Entities may be deemed to be the beneficial owners of 1,764,706 shares of common stock, or approximately 4.72% of the issued and outstanding common stock. Neither the use of the term “Cooper Hill Entities” nor the aggregation of ownership interests by the Cooper Hill Entities, as described herein, necessarily implies the existence of a group for purposes of Section 13(d)(3) of the Exchange Act or any other purpose. The foregoing is based solely on information provided by the Cooper Hill Entities.

(3)	Corsair Capital Partners, L.P., a Delaware limited partnership (“Corsair Capital Partners”), Corsair Long Short International, Ltd., a Cayman Islands exempted company (“Corsair International”), and Neptune Partners, L.P., a Delaware limited partnership (“Neptune Partners,” and together with Corsair Capital Partners and Corsair International, the “Corsair Entities”), are each private investment funds. Corsair Capital Management, L.L.C. (“Corsair Capital Management”) is the investment manager of Corsair Capital Partners and Corsair International. As the sole investment manager of Corsair Capital Partners and Corsair International, Corsair Capital Management, has the power to vote and dispose of those shares of common stock held by each of Corsair Capital Partners and Corsair International and, accordingly, may be deemed to be the beneficial owner of such shares. Major Capital Management, L.L.C. (“Major Capital Management”) is the general partner of Neptune Partners. As the general partner of Neptune Partners, Major Capital Management has the power to vote and dispose of those shares of common stock held by Neptune Partners and, accordingly, may be deemed to be the beneficial owner of such shares. Jay R. Petschek and Steven Major are the controlling principals of Corsair Capital Management and Steven Major is the controlling principal of Major Capital Management. As of July 8, 2003, the Corsair Entities disclaimed beneficial ownership of the shares of common stock underlying the warrants to purchase up to 441,176 shares of common stock held in the aggregate by the Corsair Entities, in pertinent part, on the basis that none of the warrants may be exercised until November 28, 2003, and, therefore, as of July 8, 2003, none of the shares underlying such warrants may be deemed to be beneficially owned by the Corsair Entities, as described in Footnote 1 above. Further, certain of the Corsair Entities beneficially own an additional 127,425 shares of common stock and Steven Major beneficially owns an additional 21,100 shares of common stock that are not registered in this prospectus. Accordingly, as of July 8, 2003, the Corsair Entities and Mr. Major may collectively be deemed to be the beneficial owners of 1,913,230 shares of common stock, or approximately 5.11% of the issued and outstanding common stock, including the 1,892,130 shares of common stock collectively owned by the Corsair Entities and the 21,100 shares owned by Mr. Major. Neither the use of the term “Corsair Entities” nor the aggregation of ownership interests by the Corsair Entities or Mr. Major, as described herein, necessarily implies the existence of a group for purposes of Section 13(d)(3) of the Exchange Act or any other purpose. The foregoing is based solely on information provided by the Corsair Entities.

(4)	As of the date of this prospectus, Amir L. Ecker, The Ecker Family Partnership, Maria T. Ecker and Amir L. Ecker and Maria T. Ecker, Joint Tenants collectively owned 751,350 shares and warrants to purchase up to 66,250 shares of common stock, or approximately 2.15% of the issued and outstanding common stock, consisting of the securities reflected above in the table and 706,350 shares of common stock and 55,000 shares of common stock underlying outstanding warrants that are not registered in this prospectus.

(5)	As of the date of this prospectus, Ms. Wittenbraker owned an additional 14,450 shares of common stock that are not registered in this prospectus.

(6)	As of the date of this prospectus, Mr. Jacoby owned an additional 69,000 shares of common stock and 12,500 shares of common stock underlying outstanding warrants that are not registered in this prospectus.

(7)	As of the date of this prospectus, Mr. Sprague owned an additional 20,000 shares of common stock that are not registered in this prospectus.

(8)	As of the date of this prospectus, Mr. Sukonik owned an additional 12,500 shares of common stock that are not registered in this prospectus.

(9)	As of the date of this prospectus, Ursus Capital, LP and Ursus Offshore, Ltd. owned an additional 85,300 and 76,100 shares of common stock, respectively, that are not registered in this prospectus.

(10)	As of the date of this prospectus, the number of shares reflected in the table above constituted approximately 1.34% of the issued and outstanding common stock.

(11)	As of the date of this prospectus, Southwell Partners, L.P. owned 830,000 shares of common stock and warrants to purchase up to 100,395 shares or approximately 2.22% of the issued and outstanding common stock, consisting of the securities reflected above in the table and an additional 428,420 shares of common stock that are not registered in this prospectus.

(12)	As of the date of this prospectus, Porter Partners, L.P. owned 820,300 shares of common stock and warrants to purchase up to 25,000 shares or approximately 2.19% of the issued and outstanding common stock, consisting of the securities reflected above in the table and an additional 720,300 shares of common stock that are not registered in this prospectus.

(13)	As of the date of this prospectus, Wardenclyff Micro-Cap Fund, L.P owned an additional 23,000 shares of common stock that are not registered in this prospectus.

(14)	As of the date of this prospectus, Anthony Hitschler and Lynda Claytor, who are husband and wife, collectively owned 700,000 shares of common stock and warrants to purchase up to 90,000 shares or approximately 1.87% of the issued and outstanding common stock, consisting of the securities reflected above in the table and an additional 340,000 shares of common stock that are not registered in this prospectus.

LEGAL MATTERS

Luce, Forward, Hamilton & Scripps LLP, Los Angeles, California, will pass upon the validity of the shares of common stock offered in this prospectus for us. As of the date hereof, Messrs. Michael R. Matthias and Jeffrey P. Berg, partners in Luce, Forward, Hamilton & Scripps LLP, hold 43,563 shares of our common stock.

EXPERTS

The consolidated financial statements of PhotoMedex, Inc. as of December 31, 2002 and for the year then ended, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP (“KPMG”), independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The consolidated financial statements of PhotoMedex, Inc. as of December 31, 2001 and for each of the years in the two-year period ended December 31, 2001, incorporated by reference herein and in the registration statement, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on these financial statements in their report dated February 19, 2002.

On July 31, 2002, at the direction of our Board of Directors and upon the recommendation and approval of our Audit Committee, we dismissed Arthur Andersen LLP (“Andersen”) as our principal independent public accountants, and engaged KPMG as our principal independent auditors.

In connection with the audits for the two most recent years ended December 31, 2001 and 2000, and the subsequent interim period through July 31, 2002, there were no disagreements with Andersen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which, if not resolved to the satisfaction of Andersen, would have caused Andersen to make reference to the subject matter of such disagreements in connection with its reports on our consolidated financial statements for such years; and there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

The reports of Andersen on our consolidated financial statements, as of and for the years ended December 31, 2001 and 2000, did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

We provided Andersen with the foregoing disclosures and requested Andersen to furnish a letter addressed to the Securities and Exchange Commission, stating whether it agreed with the above statements. Although we have received no information from Andersen that Andersen has a basis for disagreement with such statements, we have been unable to obtain such a letter from Andersen principally due to the fact that the personnel at Andersen (including the engagement partner and manager) primarily responsible for auditing our financial statements have left Andersen.

Andersen has not consented to the inclusion of its report in the registration statement related to this prospectus, and we have dispensed with the requirement to file its consent with the registration statement, as otherwise required by Section 7 of the Securities Act, in reliance on Rule 437a promulgated under the Securities Act. Because Andersen has not consented to the inclusion of its report in the registration statement, you bear the risk that you will not be able to recover against Andersen under Section 11 of the Securities Act with respect to any untrue statements of a material fact contained in the consolidated financial statements audited by Andersen, or any omissions to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

During the years ended December 31, 2001 and 2000 and through July 31, 2002, neither we nor anyone on our behalf consulted KPMG regarding the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, or any other matters or reportable events, as set forth in Items 304(a)(2)(i) and (ii) of Regulation S-K.

We had engaged Andersen as our independent public accountants on June 23, 2000. Prior to engaging Andersen, neither we nor anyone on our behalf had consulted Andersen regarding the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements. Inasmuch as no disagreements were reported between us and our former independent public accountants, Andersen was not consulted on any matter that was either the subject of a disagreement or a reportable event.

You should rely on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. The information in this document may only be accurate on the date of this document. This document may be used only where it is legal to sell these securities.

PROSPECTUS

PHOTOMEDEX, INC.

7,502,942 shares

Common Stock

PROSPECTUS

July 8, 2003